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SEC FILE NUMBER
8-69129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OTCEX, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

608 5th AVENUE, SUITE 602
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	212-668-8700	KGEORGE@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP
(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK DRIVE WEST SUITE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER DOYLE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTCEX, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ABIGAIL REYNOSO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01RE6437615
MY COMMISSION EXPIRES 08/01/2026

Signature: [signature]

Title: CCO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements and Supplementary Schedules and Report of Independent Registered Public Accounting Firm Filed Pursuant to 17(a)-5(e)(3)

As of and for the year ended December 31, 2022

Table of Contents

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OTCex, LLC, (the "Company"), as of December 31, 2022, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 Under the Commodity Exchange Act, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and CFTC Regulation 1.10(d)(2) under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Mazars USA LLP

Woodbury, NY
March 21, 2023

OTCex, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 6,644,188
Investment in bank time deposit	2,000,000
Commissions receivable	8,530,703
Interest receivable	29,256
Due from affiliate	4,009,145
Employee loans	494,167
Clearing firm deposits	354,902
Right of use asset	252,670
Prepaid expenses, security deposits and other assets	201,827
TOTAL ASSETS	$ 22,516,858
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	1,733,840
Accrued bonuses	2,563,411
Accrued tax liability	525,324
Due to clearing firm	2,919,271
Due to affiliates	1,689,690
Subordinated loan	500,000
Lease liability	265,984
TOTAL LIABILITIES	10,197,520
MEMBER'S EQUITY	12,319,338
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 22,516,858

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Operations

For the Year Ended December 31, 2022

REVENUES	
Commission income	$ 34,493,249
Other income	35,078
Total revenues	34,528,327
OPERATING EXPENSES	
Salaries, bonuses and related costs	11,578,738
Administrative expense sharing	7,892,527
Clearance charges and commission expense	7,165,241
Professional fees	1,033,684
Management fees	1,592,557
Office and other	172,575
Market data expense	525,418
Rent	586,061
Travel and entertainment	411,933
Communications	194,859
Interest and bank charges	269,844
Regulatory fees	83,068
Insurance	47,866
Total expenses	31,554,371
INCOME BEFORE PROVISION FOR INCOME TAXES	2,973,956
Provision for income taxes	1,171,151
NET INCOME	$ 1,802,805

The accompanying notes are an integral part of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

MEMBER'S EQUITY, Beginning of Period	$ 10,516,533
Net income	1,802,805
MEMBER'S EQUITY, End of Period	$ 12,319,338

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Changes in Subordinated Loan

For the Year Ended December 31, 2022

BALANCE, Beginning of Year	$	500,000
Activity during the year ended December 31, 2022		-
BALANCE, End of Year	$	500,000

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Cash Flows

For the Year Ended December 31, 2022

OPERATING ACTIVITIES:	
Net income	$ 1,802,805
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	588,362
Changes in operating assets and liabilities:	
Increase in commissions receivable	(2,113,681)
Decrease in foreign tax receivable	3,477,852
Increase in prepaid expenses and security deposits	(66,516)
Increase in interest receivables	(29,256)
Increase in employee loans	(285,167)
Decrease in right-of-use asset	240,393
Increase in due from affiliate	(4,009,145)
Increase in clearing firm deposits	(1,274)
Increase in accounts payable, accrued expenses and other liabilities	257,415
Increase in due to affiliate	1,093,684
Decrease in due to member	(288,637)
Increase in accrued tax liability	525,324
Decrease in due to clearing firms	(51,761)
Decrease in accrued bonuses	(1,542,229)
Decrease in lease liability	(245,546)
Net cash used in operating activities	(647,377)
INVESTING ACTIVITIES:	
Investment in bank time deposit	(2,000,000)
NET DECREASE IN CASH	(2,647,377)
CASH AT BEGINNING OF PERIOD	9,291,565
CASH AT END OF PERIOD	$ 6,644,188

Supplemental Cash Flow Information	
Cash paid during the year for income taxes	$ 14,900
Cash paid during the year for interest	$ 15,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the “Company”) was organized as a limited liability company under the laws of the State of New York. During 2022 the Company was wholly owned by OTCex S.A. (the "Member"). Effective February 1, 2023, the Company was fully acquired by Marex North America Holdings, Inc. In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. At December 31, 2022, the Company held $6,394,188 in excess of secured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Investment in bank time deposit - The Company has invested in a bank time deposit account with a one-year maturity, which is not federally insured. This balance is separately disclosed in the Balance Sheet as Investment in bank time deposit.

Fair Value Measurements - The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Securities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of corporate bonds is determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP. The resulting realized and unrealized gains and losses are included in the Statement of Operations. Realized gains and losses are determined on the basis of identified cost.

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2022:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Bank time deposits	$ 2,000,000	$ -	$ -	$ 2,000,000
			-	-
Total	$ 2,000,000	$ -	$ -	$ 2,000,000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions receivable - Commissions receivable are uncollateralized and due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may impact the Company's expectation of collectability. As of December 31, 2022, management determined that no valuation allowance was necessary.

Clearing firms deposits - The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements.

Property and equipment – Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years). Leasehold improvements are amortized over the term of the lease. At December 31, 2022, the Company's property and equipment was fully depreciated with minimal residual value.

Revenue recognition - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other income is primarily related to interest income, rental sublease income, promotion, sales, marketing, and advisory services. However, there is a foreign exchange loss of $47,382. The Company believes that the performance obligation is satisfied over time, as the services are performed.

Income Taxes - The Company is a limited liability company, taxed as a C Corporation, under the U.S. Internal Revenue Code. The Company files its income tax return in the U.S. Federal jurisdiction and in the state and city of New York. The Company remains subject to tax examinations by all authorities for all tax returns filed after the 2019 tax year.

The Company recognizes current tax assets and liabilities for Federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. At December 31, 2022. the company determined that there were no significant deferred tax asset or liabilities to recognize on the statement of financial condition.

The Company applies the provisions of FASB ("Financial Accounting Standards Board"), Account Standards Codification ("ASC 740") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information thereof.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2022 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended December 31, 2022. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

During 2022, the company fully utilized approximately $1,360,000 of prior year net operating loss to offset current year taxable income.

3. INCOME TAXES

At December 31, 2022, the provision for income taxes consisted of the following:

Current:		
Federal	$	295,753
State and local		287,036
		582,789
Deferred:		
Federal	$	320,925
State and local		267,437
		588,362
Total	$	1,171,151

The following reconciles the Company's effective tax rate from the U.S. Federal statutory tax rate to such amount for the year ended

Federal statutory tax rate	21%
Permanent tax differences	0%
State and local income tax (net of effect on federal income tax)	18%
Effective tax rate	39%

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of December 31, 2022 include the following:

Subordinated loan, 3% due September 23, 2023	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at an amount of $1,250 per month or $15,000 per year and was paid prior to December 31, 2022. The subordinated loan provides for automatic annual extensions, unless otherwise specified by the Member in writing thirteen months prior to the maturity date.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital of $250,000, under the alternative method. On December 31, 2022, the Company had net capital of $2,952,472, which was $2,702,472 in excess of its required net capital of $250,000. The Company is exempt from the reserve requirements of 15c3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

6. OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its clients rests with the client (if self-clearing), client's clearing broker, Swap Execution Facility ("SEF") and/or exchange, as applicable. Off balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company. The Company may be responsible for reimbursing the client for any losses incurred as a result of such trade error. As of the fiscal year ending on December 31, 2022, the Company had not been notified by any clients, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its clients. Generally, the Company is not counterparty to any Transactions and does not act as principal to any such Transactions.

7. SIGNIFICANT CUSTOMERS

Commission income from one customer amounted to 15% of commission income for the year ended December 31, 2022. Receivables from three customers accounted for 40% of the accounts receivable balance as of December 31, 2022.

8. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company from the affiliates' overseas locations. For the year ended December 31, 2022, administrative sharing expenses incurred under the expense sharing agreement amounted to $7,892,527. The Company also incurs a fee of 126,180 EUR per month payable to the Member for management efforts, which totaled $1,592,557 for the year ended December 31, 2022. Furthermore, commission sharing arrangements with affiliates amounted to approximately $5,565,000 during 2022, which is included in clearing charges and commission expense in the statement of operations. The total due to affiliates as of December 31, 2022 was $1,689,690 which is broken down below. Also, refer to notes 4 and 12.

DUE TO AFFILIATES	
Due to OTCex S.A.	$ 670,092
Due to HPC SA	339,313
Due to Magen Financial, LLC	512,885
Due to OTCex Hong Kong Ltd.	167,400
	$ 1,689,690

The Company is a party to a cash pool agreement with its parent and affiliates, whereby the parent is responsible to optimize management of deficit or exceeding cash-flow situations of the different companies. The parent owes the Company $4,009,145 as of December 31, 2022 in relation to this cash pool agreement. This receivable is separately disclosed on the accompanying statement of financial condition.

9. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the period. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $82,480 during the year ended December 31, 2022 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

10. DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing firms. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company is reporting a right of use asset in the amount of $252,670, which is offset by a lease liability in the amount of $265,984. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation. The weighted average remaining lease term is 1 year. The weighted average discount rate is 5%. Imputed interest as of December 31, 2022 is $12,991.

Leases - The Company leases office space. Rent expense for the year ended December 31, 2022 totals $586,061. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending December 31:	Amount
2023	278,975
Total	$ 278,975

Sublease - In June 2020, the Company entered into a two year sublease agreement to rent a portion of its office space for $60,000 a year. The Company earned sublease income of $40,000 for the year ended December 31, 2022, which is included in other income on the statement of operations. The sublease was not renewed upon termination of the agreement.

12. EMPLOYEE LOANS

The Company issued a series of advances to two of its employees between 2021 and 2022, for which there are loan agreements totaling approximately $624,000. The gross employee advances as of December 31, 2022 was $572,292. As of December 31, 2022 the Company owed the same employees $78,125 in accrued bonuses. Therefore, the offsetting receivable and payable were netted, such that employee loans and accrued bonuses were both reduced by $78,125 on the statement of financial position.

13. DUE TO CLEARING FIRM

The Company was owed approximately 4,338,000 CAD from the Canada Revenue Agency as a result of a withholding tax assessed on the proceeds of a trade facilitated on November 2, 2020. The trade resulted in a debit in the firm's RBC clearing account, offset by the CAD tax refund receivable. The Company submitted a refund claim in December 2020 and received payment in December 2022, adjusted for foreign exchange risk. The balance owed to RBC had not been settled as of December 31, 2022.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. Based on the evaluation, it was determined that there were no events which took place that would have a material impact on its financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17

As of December 31, 2022

MEMBER'S EQUITY	
	$ 12,319,338
ADDITIONS AND/OR CREDITS:	
Liabilities subordinated	500,000
Addback for broker payable on non-allowable receivables	3,438,232
TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES	16,257,570
DEDUCTIONS AND/OR CHARGES:	
Commissions receivable	(8,530,703)
Due from affiliate	(4,009,145)
Interest receivable	(29,256)
Employee loans	(494,167)
Other assets	(201,827)
	(13,265,098)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	$ 2,992,472
Haircuts on bank time deposits	(40,000)
NET CAPITAL	$ 2,952,472
Minimum Statutory Net Capital Required, Alternative Method	$ 250,000
Excess net capital (net capital deficiency)	$ 2,702,472

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the “exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OTCex, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

Woodbury, NY
March 21, 2023

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

Exemption Report

OTCex, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Peter Doyle, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Name: Peter Doyle
Title: CCO
Date: 3/21/2023

ABIGAIL REYNOSO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01RE6437615
MY COMMISSION EXPIRES 08/01/2026

Notarized on 3/21/2023

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm On Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of the Member of OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the “Company”) as of and for the year ended December 31, 2022, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (“internal control”) as a basis for designing our audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission (“CFTC”), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and Section 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder; and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC’s previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2022, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, others within the organization, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

Mazars USA LLP

Woodbury, NY
March 21, 2023